

Mail Stop 3561

August 8, 2008

T. J. Jesky
Chief Executive Officer
EZJR, Inc.
3415 Ocatillo Mesa Way
North Las Vegas, NV 89031

      Re: EZJR, Inc.
              Amendment No. 2 to
              Form 10-KSB
              Filed August 5, 2008
              File No. 000-51861

Dear Mr. Jesky:

      We have reviewed your filing and have the following comments. We have
limited our review of your filing to the issues we have addressed in our comments.
Where indicated, we think you should revise your document in response to these
comments, however, if you disagree, we would be pleased to consider your explanation
as to why a revision is not necessary. Please be as detailed as necessary in your
explanation.

1.   We note that your Form 10-KSB filed April 14, 2008 and your amended Form 10-
      KSB filed July 22, 2008 disclosed the conclusion of your principal executive
      officer that your disclosure controls and procedures were effective as of the end of
      the period covered by the report. However, the second amended Form 10-KSB
      filed August 5, 2008 omits the conclusion regarding the effectiveness of your
      disclosure controls and procedures. Please revise to include the principal
      executive officer's conclusion regarding your disclosure controls and procedures.

2.   In addition, it appears that, notwithstanding your principal executive officer's
      conclusion that disclosure controls and procedures were effective, your Form 10-
      KSB filed April 14, 2008 and the amended Form 10-KSB filed July 22, 2008
      failed to disclose management's report regarding internal control over financial
      reporting. Please consider whether management's failure to provide the
      disclosure required by Item 308T(a)(3) impacts its conclusions regarding the
      effectiveness of your disclosure controls and procedures as of the end of the fiscal
      year and revise your disclosure as appropriate. We may have further comment.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and response to our comments.

You may contact John Dana Brown at (202) 551-3859 or me at (202) 551-3536 if you have questions regarding these comments.

Sincerely,

James Lopez
Legal Branch Chief

cc: EZJR, Inc.
        Fax: (702) 221-1963